As filed with the Securities and Exchange Commission on June 8, 2026.

Registration No. 333-289703

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GALMED PHARMACEUTICALS LTD.
(Exact name of registrant as specified in its charter)

State of Israel	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Meitar Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 5250608 Israel Tel: (+972) (3) 693-8448	Puglisi & Associates 850 Library Ave., Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary Emmanuel, Esq. Michael Soumas, Esq. Greenberg Traurig, P.A. One Azrieli Center Round Tower, 30th floor 132 Menachem Begin Rd Tel Aviv 6701101 Tel: +972 (0) 3.636.6000	Mike Rimon, Adv. Elad Ziv, Adv. Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: +972-3-610-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Galmed Pharmaceuticals Ltd., or the Registrant, filed with the Securities and Exchange Commission or the SEC, a Registration Statement on Form F-1 (Registration No. 333-289703) on August 18, 2025, which was declared effective by the SEC on August 21, 2025, or the Registration Statement. The Registration Statement covered the resale from time to time by the selling shareholder identified in the prospectus that forms a part of the Registration Statement of up to 7,500,000 ordinary shares, par value NIS 1.80 per ordinary share.

On August 28, 2025, the Registrant filed Post-Effective Amendment No. 1 to update and supplement information contained in the Registration Statement, and also to include updated financial information. Post-Effective Amendment No. 1 was declared effective by the SEC on September 2, 2025.

On March 31, 2026, the Registrant filed Post-Effective Amendment No. 2 to update and supplement information contained in the Registration Statement, and also to include updated financial information. Post-Effective Amendment No. 2 was declared effective by the SEC on April 1, 2026.

This Post-Effective Amendment No. 3 is being filed as an exhibit-only filing solely to file the consent of Brightman Almagor Zohar & Co. with respect to its report dated June 8, 2026 relating to the audited financial statements of Colospan Ltd. contained in the Company’s Report on Form 6-K, dated June 8, 2026, and included in the Prospectus Supplement No. 1, dated June 8, 2026 filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Post-Effective Amendment No. 3 consists only of the facing page, this explanatory note, Item 8 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

No additional securities are being registered under this Post-Effective Amendment No. 3. This Post-Effective Amendment No. 3 concerns only the sale of ordinary shares from time to time.

All filing fees payable in connection with the registration of these securities were previously paid in connection with the initial filing of the Registration Statement.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

23.1	Consent of Brightman Almagor Zohar & Co.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ramat Gan, Israel on this 8th day of June, 2026.

GALMED PHARMACEUTICALS LTD.

By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Allen Baharaff	Chief Executive Officer, President, Director	June 8, 2026
Allen Baharaff	(Principal Executive Officer)

/s/ Doron Cohen	Chief Financial Officer	June 8, 2026
Doron Cohen	(Principal Financial Officer)

/s/ Yohai Stenzler	Chief Accounting Officer	June 8, 2026
Yohai Stenzler	(Principal Accounting Officer)

/s/ *	Director	June 8, 2026
David Sidransky, M.D.

/s/ *	Director	June 8, 2026
Shmuel Nir

/s/ *	Director	June 8, 2026
Amir Poshinski

/s/ *	Director	June 8, 2026
Carol L. Brosgart, M.D.

*/s/ Yohai Stenzler
Yohai Stenzler
Attorney in Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Galmed Pharmaceuticals Ltd., has signed this Registration Statement on this 8th day of June, 2026.

Puglisi & Associates

Authorized U.S. Representative

/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director